भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Letter No. CO/S&B/SKT/2007/2268 Date: 25.08.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/2267 dated the August 25, 2007, alongwith its enclosures, addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

SUPPL

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

LetterNo. CO/S&B/SKT/2007/2267 Date: 25.08.2007

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
MERGER OF STATE BANK OF SAURASHTRA WITH STATE BANK OF INDIA

FILE NO. 82.4524

In terms of Clause 36 of the Listing Agreement, we advise that the Central Board of the Bank at its meeting held on 25th August 2007 at Mumbai has approved the merger of State Bank of Saurashtra with State Bank of India subject to approval of the Government of India and Reserve Bank of India in accordance with State Bank of India Act, 1955.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. as above

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Letter No.CO/S&B/SKT/2007/ Date: 1st September 2007

FILE NO. 82.4524

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/2322 dated the 1st September 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/2322

Date: 1st September 2007

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT : CHANGE IN DIRECTORS CLAUSE NO.30

In terms of Clause 30 of the Listing Agreement, we advise that the tenure of Shri Ajay G. Piramal, Director under section 19© of the SBI Act has come to an end on 31st August 2007, and consequently, he ceases to be a Director on the Central Board w.e.f. 01.09.2007

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

END